As filed with the Securities and Exchange Commission on January 23, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
KREIDO BIOFUELS, INC.
(Name of Small Business Issuer in Its Charter)

Nevada	2869	20-3240178

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1070 FLYNN ROAD
CAMARILLO, CALIFORNIA 93012
(805) 389-3499
(Address and Telephone Number of Principal Executive Offices)
(Address of Principal Place of Business or Intended Principal Place of Business)
Kreido Laboratories 1997 Stock Compensation Program
Kreido Biofuels, Inc. 2006 Equity Incentive Plan
Kreido Laboratories Consultants’ Warrants
Kreido Laboratories Restricted Stock Grants
(Full title of the plan)
G. A. BEN BINNINGER
CHIEF EXECUTIVE OFFICER
1070 FLYNN ROAD
CAMARILLO, CALIFORNIA 93012
(805) 389-3499
(Name, Address and Telephone Number of Agent for Service)
Copy to:
JOHN H. HEUBERGER, ESQ.
DLA PIPER US LLP
203 NORTH LASALLE STREET, SUITE 1800
CHICAGO, IL 60601-1293
(312) 368-4014
CALCULATION OF REGISTRATION FEE

Title of Securities		Proposed Maximum	Proposed Maximum
to be	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Registered(1)	Registered	Share(2)	Price(2)	Registration Fee(2)
Common Stock, $0.001 par value per share	5,475,423	$0.37	$2,025,906.51	$79.62

(1)	An indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act of 1933, as amended, or the Securities Act.

(2)	Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based upon the average of the high and low prices reported on January 16, 2008, reported on the Over-The-Counter Bulletin Board (the “OTC Bulletin Board”).

EXPLANATORY NOTE
This Registration Statement constitutes a “reoffer” prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 and Part I to Form S-3. This prospectus may be utilized by certain participants under the Kreido Laboratories 1997 Stock Compensation Program, the Kreido Biofuels, Inc. 2006 Equity Incentive Plan, Kreido Laboratories Consultants’ Warrants and Kreido Laboratories restricted stock grants (the “Plans”) to cover reoffers and resales of the shares of common stock received as grants under, or as a result of the exercise of stock options granted under, the Plans. This Registration Statement also contains the information required pursuant to Part II of Form S-8.
The document(s) containing the information specified in Part I of Form S-8 (plan information and registrant information) will be sent or given to plan participants as specified by Rule 428(b)(1) under the Securities Act. In accordance with Rule 428 under the Securities Act and the “Note” to Part I of Form S-8, these documents are not being filed with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

4,120,849 Shares of Common Stock
This prospectus relates to the reoffer and resale from time to time by certain of our stockholders identified herein under the heading “Selling Stockholders” of up to 4,120,849 shares of our common stock issuable upon the exercise of outstanding options, rights or awards granted to such selling stockholders pursuant to the Kreido Laboratories 1997 Stock Compensation Program (the “1997 Program”), the 2006 Equity Incentive Plan (the “2006 Plan”), warrants granted to Kreido Laboratories consultants (the “Consultant Warrants”) and restricted stock grants to Kreido Laboratories officers (together with the 1997 Program, the 2006 Program and the Consultant Warrants, the “Plans”).
The selling stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares covered by this prospectus. We will pay all of the expenses associated with this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the applicable selling stockholder.
Our common stock is quoted on the OTC Bulletin Board under the trading symbol “KRBF.OB.” On January 16, 2008, the last reported closing price of our common stock was $0.38 per share on the OTC Bulletin Board.
The common stock offered pursuant to this prospectus involves a high degree of risk. For more information, please see the section of this prospectus titled “Risk Factors,” beginning on page 3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is January 23, 2008

Unless the context otherwise requires or otherwise specifies, references in this prospectus to “Kreido Biofuels,” “our company,” “we,” “us,” and “our” refer to Kreido Biofuels, Inc., a Nevada corporation, and our subsidiaries.
We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in, or incorporated by reference in, this prospectus is accurate only as of the date of this prospectus, or the date of the document in which it appears, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY
Kreido Biofuels, Inc.
We took our current form on January 12, 2007, when our wholly-owned subsidiary, Kreido Acquisition Corp. (“Acquisition Sub”) and Kreido Laboratories executed a Merger Agreement and Plan of Reorganization (the “Merger Agreement”). On January 12, 2007, Acquisition Sub merged with and into Kreido Laboratories, with Kreido Laboratories remaining as the surviving corporation and as our wholly-owned subsidiary (the “Merger”).
The Merger was treated as a recapitalization of our company for accounting purposes. Our historical financial statements before the Merger were replaced with the historical financial statements of Kreido Laboratories in all filings with the Securities and Exchange Commission (“SEC”) subsequent to January 12, 2007. The offering provided net proceeds of approximately $22.9 million, which included the repayment of $123,000 in outstanding notes and the cancellation of indebtedness of approximately $250,000.
Concurrently with the closing of the Merger, we completed a private offering of 18,518,519 units of our securities (the “Units”) at a purchase price of $1.35 per Unit. Each Unit consisted of one share of our common stock and a warrant to acquire one share of our common stock at an exercise price of $1.85 per share. The warrants are exercisable for a period of five years from January 12, 2007.
Also contemporaneously with the closing of the Merger, Kreido split-off another wholly-owned subsidiary, Gemwood Leaseco, Inc., a Nevada corporation, through the sale of all of the outstanding capital stock of Gemwood Leaseco, Inc. (the “Split-Off”). As a consequence of the sale of Gemwood Leaseco, Inc., we discontinued all of our business operations which we conducted prior to the closing of the Merger, and spun off all material liabilities existing prior to that date in any way related to our pre-closing business operations. Our primary operations are now those formerly operated by Kreido Laboratories, as well as other business activities which we have developed since January 12, 2007, as described in this prospectus.
As the result of the Merger, the Split-Off and the change in our business and operations from an unrelated services company to a technology company focusing on the production of biofuel, a discussion of the past financial results of our company is not pertinent and our financial results as consolidated with Kreido Laboratories, the accounting acquirer, are presented here. Thus, the discussion of our financial results addresses only Kreido Laboratories.
Kreido Laboratories is a corporation founded to develop proprietary technology for building micro-composite materials for electronic applications. In 1995, Kreido Laboratories began to develop the technology used in the design and assembly of our STT® Reactor. Kreido Laboratories thereafter sought to develop the technology to improve the speed, completeness and efficiency of certain chemical reactions, including esterifications and transesterifications, in the chemical industries. We designed and developed the STT® Reactor which incorporates our proprietary “spinning tube-in-tube” design configuration to improve the speed and yield of chemical reactions. One of the EPA’s largest laboratories has been using our STT® Reactor-based technology since 2004 to develop and evaluate new chemical processes and develop and optimize protocols for use of the STT® Reactor by public and private entities. Beginning in the last quarter of 2005, Kreido Laboratories began to evaluate the advantages of the STT® Reactor specifically for the production of biodiesel. In the first quarter of 2006, Kreido Laboratories elected to focus primarily on the biodiesel industry and began to prepare and execute our current business plan.
The Offering
This prospectus relates to the reoffer and resale from time to time by certain of our stockholders identified herein under the heading “Selling Stockholders” of up to 4,120,849 shares of our common stock issuable upon the exercise of outstanding options, rights or awards granted to such selling stockholders pursuant to the Plans.
Our common stock may be offered and resold from time to time by the selling stockholders identified in this prospectus. It is anticipated that the selling stockholders will offer shares for sale at prevailing prices on the OTC Bulletin Board on the date of sale. We will not receive any proceeds from the sales of common stock by the selling stockholders under this prospectus. We will pay all of the expenses associated with this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the applicable selling stockholder.

RISK FACTORS
An investment in our common stock is highly speculative and involves a high degree of risk. Investors should carefully consider the risks below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, the trading price of our common stock could decline and investors could lose all or part of their investment.
Risks Related to the Contemplated Conduct of our Business
We have had no operating history as a producer of biodiesel or as a producer of equipment systems for the biodiesel industry. Our anticipated results of operation and financial condition are planned and estimated on the basis of our assumptions with respect to our anticipated operations.
We have no operating history in our contemplated biodiesel production business and, to date, have not earned any revenues in connection with that business. We have no experience operating, selling or licensing processing equipment or complete systems to the biodiesel or other fuel industry. We have only recently, in the fourth quarter of 2005, begun to pursue commercial applications for the STT® Reactor in the biodiesel industry. Accordingly, it may be difficult for investors to evaluate our business prospects or our ability to achieve our business objectives. If our efforts do not result in both revenues and profits, we may be forced to cease operations and liquidate, and investors may lose their entire investment.
If we cannot successfully address these risks, our contemplated business and the anticipated results of our contemplated operations and financial condition would suffer.
We have been a development stage company since 1995 and have a history of significant operating losses. We may not ever achieve or maintain profitability.
We have incurred significant operating losses since our inception, and, as of September 30, 2007, we have accumulated a deficit of approximately $25.8 million. We may continue to incur operating losses, depending largely upon the commercial success of our STT® Reactor and STT® Production Units. To date, we have neither sold nor licensed any commercial-scale products. We will need to generate revenues in excess of our expenses to become profitable, and we may be unable to do so. If we do not become profitable, the value of our common stock may decline.
Our operating losses may increase as we continue to incur costs for manufacturing, sales and marketing, research and development and legal and general corporate activities. Whether we achieve and maintain profitability depends in part upon our ability, alone or with others, to successfully complete the development of biodiesel production facilities, to sell biodiesel at a profit, to successfully complete the development of our equipment systems and to sell or license those equipment systems at prices that enable us to generate a profitable return.
We may be required to adapt our business plan to capital market and alternative energy market changes.
We may find it necessary or advisable to substantially alter or materially change our commercialization activities to respond to changes that occur in the future. In October 2007, we modified our business plan to focus on the development of the Wilmington, North Carolina location, our first biodiesel production plant, with a plan to expand the site to be occupied by an additional plant expansion when time and capital permits.
Although core to our business plan is to own and operate biodiesel production plants in the United States for our own account, part of our contemplated business strategy is to license STT® Production Units to others both within and outside of the United States. The portion of our contemplated business model that calls for us to license STT® Production Units to others is dependent on the market’s willingness to adopt a new biodiesel production technology. Our STT® Production Unit may never gain acceptance from the biodiesel market, which would put in jeopardy that portion of our business model that relies on licensing STT® Production Units to others. This risk is amplified by the fact that, although we are currently building our first commercial-scale STT® Production Units, we have not completed building our first such unit. None of our products are currently being used to produce biodiesel on a commercial scale.
Should biodiesel producers fail to adopt our STT® Biodiesel Production Units, or should a superior competing technology be developed, it may not be possible to fund our operations as expected. The degree of market acceptance of our STT® Biodiesel Production Units will depend on numerous factors, including the effectiveness of our product and the biodiesel market’s willingness to use a new processing technology.
Our ability to execute our business plan is dependent on the growth and maintenance of substantial demand for biodiesel in the United States. It is impossible to predict what the current demand for biodiesel is since so little of it is currently being produced and all that is being produced is being sold. Accordingly, the failure of a biodiesel market to develop could adversely affect our anticipated results of operations and financial condition. Additionally, we are dependent on the use of vegetable oils as the key raw material in the production of biodiesel. The cost of vegetable oils has continued to rise over the last six months which has made it more difficult for biodiesel production plants to make positive cash flow and profits. If we are unable to make positive cash flows and profits over a reasonable period of time we may have to change or scale back our business plan.
We have not produced or operated any commercial-scale STT® Reactors or STT® Production Units.
We have designed, built, and licensed two bench-scale STT® Reactors to the specialty chemical and pharmaceutical markets and have designed and built pilot-scale STT® Reactors ranging from 8 to 100 ml capacity. We have also designed and are now building commercial-scale STT® Production Units for producing biodiesel. We have yet to license our first STT® Production Unit or install one in our own biodiesel production plant. A full size STT® Reactor is currently being tested for limited operations in our manufacturing facility. We do not know if our commercial-scale STT® Production Unit will produce biodiesel fuel to ASTM standard in the volumes that we anticipate or whether our equipment systems will gain commercial acceptance in the biodiesel industry. Therefore, we are uncertain whether we will be able to sell, license or lease any STT® Biodiesel Production Units to any third parties. If we are unable to produce and operate our equipment systems on a commercial scale and generate biodiesel to ASTM standard, then we may be forced to cease operations or to obtain additional capital to further develop our equipment systems. Additional capital may not be available on terms acceptable to us or at all.
We will require additional funding to execute our business plan, and additional funding may not be available. If additional funding is available, it may not be offered to us on terms that are satisfactory to our board of directors.
We will require additional capital in the future to sufficiently fund our operations. We may not be able to obtain additional capital on terms favorable to us or at all. We have consumed substantial amounts of capital to date, and we expect to increase our operating expenses over the coming years as we build our pilot unit and first biodiesel production unit, expand our facilities and infrastructure and prepare for commercialization activities.
Based upon our projected activities, we believe that we will need at least an additional $20 million in the first quarter of 2008 in order to support our current plan’s funding needs of completing the first biodiesel production plant, funding the start-up plant costs and commencing the construction on the STT® Reactors for the next biodiesel production plant. Since the first plant, and any subsequent plants, will require additional funding to complete, we have not committed to constructing an additional plant only to starting the construction of the next four STT® Reactors. However, if funding is not available at the level we may need or at terms acceptable to us or our investors, we may need to change or scale back our operating plans, which would negatively affect existing stockholders. If adequate funds are not available, we likely will not be successful in executing our business plan as anticipated and, as a result, we may be forced to curtail growth, suspend operations and explore other alternatives in an effort to realize value for our stockholders.
We are considering a combination of funding sources including a warrant exchange offer, local government bond financing, equipment and raw materials inventory lines-of-credits, project financing and a preferred stock offering. Market conditions will affect the availability of funds from various sources and there will have to be some level of collateral and guarantees provided for many of the financing alternatives. We cannot be certain that additional financing will not be needed beyond our current and projected needs or will be available when required and, if available, that it will be on terms satisfactory to us. Future financings may be dilutive to existing stockholders. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet our funding requirements, this would adversely affect our anticipated results of operations and financial condition.
A substantial part of our assumptions regarding our financial advantages in the biodiesel production business are estimates and therefore may not be correct.
We believe that our STT® Production Units will have higher yields and a less per gallon cost than conventional biodiesel production systems. This is based, in part, on what we believe will be favorable facilities construction costs and operating efficiencies. If the actual cost exceeds the costs that we project to construct our planned biodiesel production facilities, it would adversely affect the amortization of our capital costs. This in turn would decrease or eliminate certain of our anticipated costs advantages with respect to conventional biodiesel plants.
We believe that our per gallon cost of producing biodiesel will be less than conventional biodiesel producers based primarily on less cost incurred from energy usage and the catalyst material used in making our biodiesel. If the actual use of energy and catalyst material is more than expected then the costs advantages that we anticipate may not be present, and we may not be able to achieve our expected profits or any profits at all.
The cost of soybean, palm oil and canola/rapeseed oil and the market price of biodiesel has been fluctuating and is subject to supply and demand conditions which may affect our profitability and cash flow .
The demand for soybean oil, palm oil and canola/rapeseed oil has been increasing in 2007 and may continue to do so in the future. The increase in demand has increased the cost of these feedstock raw materials. According to the Energy Management Institute Alternative Fuels Indexsm, the average producer price of B100 diesel across 52 major metropolitan areas in the United States during the week ending December 20, 2007 was $3.91 per gallon, and net of site specific transportation and handling costs, it was $3.49 per gallon. It is possible that this price range will not remain the relevant price range for biodiesel in and after 2008. It is possible that potential supply and demand conditions may adversely affect the various cost of raw materials or the price level for biodiesel. If the cost of these feedstock raw materials remains high and if the wholesale price for biodiesel does not remain at a level that permits us to generate revenues in excess of our costs, after taking into account tax incentives and credits, then we may not become or remain profitable or have positive cash flow, in which case it will likely affect our financial condition and viability as an on-going business.
Our ability to execute our business plan depends on conditions the satisfaction of which is not under our control.
Our ability to successfully execute our business plan depends on the satisfaction of several business (in addition to capital) conditions, including:
•	obtaining all required permits, consents and regulatory approvals from government agencies and other third parties for our anticipated construction and operation of owned biodiesel production plants and related facilities, as well as for the future operation of those facilities;
•	successfully commercializing the STT® Reactor technology for biodiesel;
•	arranging reasonably priced insurance to cover operating risks and other adverse outcomes which could impair the business; and
•	market conditions for fuels that make biodiesel a competitively priced product.
Since we have yet to begin full operation as a biodiesel business, there is no certainty that we will be able to achieve satisfaction of any or all of the above conditions. If we fail to do so, we may be forced to cease operations and to liquidate, in which case investors may not be able to receive any return of their invested capital. Also, the process of obtaining permits in certain locations may increase the cost and delay plant construction.

We are dependent upon our officers for management and direction, and the loss of any of these persons could adversely affect our anticipated results of operations and financial condition.
We are dependent upon our officers for implementation of our current stage of development for our business plan. The loss of any of our key officers, including Philip Lichtenberger, our Chief Operating Officer and Alan McGrevy, our Vice President of Engineering, could have a material adverse effect upon the anticipated results of our contemplated operations and financial condition and would likely delay or prevent the achievement of our contemplated business objectives. We do not maintain “key person” life insurance for any of our officers.
We may be unable to effectively manage our growth.
Our strategy envisions expanding our business beyond our status as a development stage company. We anticipate significant expansion in our manpower, facilities and infrastructure in the future and expect that greater expansion will be necessary to address potential growth in our customer base and market opportunities. To manage the expected growth of our operations and personnel, we will need to improve our transaction processing, operational and financial systems, procedures and controls. The current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We may be unable to hire, train, retain and manage required personnel or to identify and take advantage of existing and potential strategic relationships and market opportunities.
If we fail to effectively manage our growth, our anticipated results of operation and financial condition could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes, and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure that if we do expand our business that we will be able to:
•	meet our capital needs;
•	expand our systems effectively, efficiently or in a timely manner;
•	allocate our human resources optimally;
•	identify and hire qualified employees or retain valued employees; or
•	incorporate effectively the components of any business that we may acquire in our effort to achieve growth.
We may be unable to attract and retain key personnel.
Our development and success is dependent upon our management’s ability to effectuate our transition into a biodiesel technology-development and production company. Our anticipated product development and manufacturing efforts capability will require additional management not yet part of us. There is intense competition for qualified management, research, development and manufacturing personnel in the chemical, engineering and biofuels fields. Therefore, we may not be successful in attracting and retaining the qualified personnel necessary to develop our business.
New technologies could render our biodiesel production system obsolete.
The development and implementation of new technologies may result in a significant reduction in the costs of biodiesel production. For instance, any technological advances in catalysis and/or large scale micro-channel reactor systems could have an adverse effect on our contemplated business. We cannot predict whether new technologies may become available, the rate of acceptance of new technologies by competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to biodiesel could significantly reduce demand for or eliminate the need for biodiesel.

Any advances in technology that require significant capital expenditures to remain competitive or that reduce demand or prices for biodiesel could adversely affect our anticipated results of operations and financial condition.
Strategic relationships with feedstock suppliers, fabricators, building contractors, equipment suppliers and other unrelated third parties on which we rely are subject to change.
Our ability to develop our business will depend on our ability to identify feedstock suppliers, construction contractors, equipment fabricators and customers and to enter into suitable commercial arrangements with those suppliers, contractors, fabricators and customers. Our success in this area will also depend on our ability to select and evaluate suitable projects, as well as to consummate transactions in a highly competitive environment.
The demand for construction and contract manufacturing companies that are qualified to build biodiesel production plants and equipment has increased. Some companies report that their construction backlogs are as many as four years. While we have the capacity to manufacture our STT® Reactors in house, we do not have the capability in-house to construct and fabricate the entire biodiesel production plant and equipment and we intend to rely on strategic relationships with third-party construction and fabrication companies, some of which we have not yet developed. Furthermore, the recent growth in biodiesel plant construction has caused a backlog on certain specialized equipment. One example of such specialized equipment is centrifuges, for which there is a reported backlog of six months for some models. The failure to secure agreements with construction companies and/or for the requisition of such specialized equipment may adversely affect our anticipated results of operations and financial condition.
To develop our business, we plan to use the business relationships of our management to form strategic relationships. These relationships may take the form of joint ventures with other private parties or local government bodies, contractual arrangements with other companies, including those that supply feedstock that we will use in our business, or minority investments from third parties. We may not be able to establish these strategic relationships, or, if established, we may not be able to maintain these relationships, particularly if members of the management team leave us. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake to fulfill our obligations to these partners or maintain these relationships. If we do not successfully establish or maintain strategic relationships, we may not be able to achieve our business goals and that could adversely affect our anticipated results of operations and financial condition.
Our anticipated production, sale and distribution of biodiesel are dependent on the sufficiency of necessary infrastructure, which may not be put into place on a timely basis, if at all. In this case, our anticipated results of operations and financial condition would be adversely affected by these infrastructure disruptions.
Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the biodiesel industry generally, to grow. Areas requiring expansion include, but are not limited to:
•	adequate rail capacity, including sufficient numbers of dedicated tanker cars;

•	sufficient storage facilities for feedstock and biodiesel;

•	increases in truck fleets capable of transporting biodiesel within localized markets; and

•	expansion of blending facilities and pipelines to handle biodiesel.
Substantial investments required for these infrastructure changes and expansions may not be made or may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand and/or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our anticipated results of operations or financial condition. Our business is dependent on the continuing availability of infrastructure, and any infrastructure disruptions could adversely affect our anticipated results of operations and financial condition.

We may be unable to locate suitable properties and obtain the development rights needed to build and expand our business, in which case we will not be able to produce our anticipated results of operations and financial condition.
Our business plan focuses in part on designing, building and operating biodiesel production plants for our own account within existing liquids-handling terminals adjacent to river, lake and seaports. Our ability to secure suitable plant locations could create unanticipated costs and delays in implementing our business plan. If we are not successful in identifying and obtaining development rights on suitable properties for building and operating biodiesel production plants, our future prospects for profitability will likely be substantially limited, and adversely affect our anticipated results of operations and financial condition.
We may be adversely affected by environmental, health and safety laws, regulations and requirements, any of which could require us to pay or satisfy costs or incur expenses substantially in excess of our business plan.
As we pursue our business plan, we will become subject to various federal, state, local and foreign environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. The cost of compliance with environmental, health and safety laws could be significant. A violation of these laws, regulations and/or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns, as well as civil liabilities to affected property owners. In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures.
The hazards and risks associated with producing and transporting biodiesel, in particular due to the presence of methanol (such as fires, natural disasters, explosions and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we intend to maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on the anticipated results of our contemplated operations and financial condition.
Our anticipated results of operation and financial condition will suffer if we cannot obtain or maintain governmental permits or licenses that are necessary for the operation of our biodiesel production units.
Our biodiesel production facilities operations will require licenses and permits from various governmental authorities. We believe that we will be able to obtain all necessary licenses and permits to carry on the activities that we contemplate. However, our ability to obtain, sustain or renew such licenses and permits will be subject to governmental regulations and policies which are subject to change. Our inability to obtain or retain any of these licenses or permits may have a material adverse effect on our anticipated results from operations and financial condition.
Our success will depend in part on our ability to protect our intellectual property.
Our success, competitive position and future revenues will depend in large part on our ability, to obtain, secure and defend patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights, and to operate without infringing on the proprietary rights of third parties. Our interest in these rights is complex and uncertain.
We hold five issued patents (plus one pending application for U.S. patents) on our STT® technology for biodiesel production in the United States and internationally. These issued patents expire between 2011 and 2023. We will seek to obtain additional patents that we believe may be required to commercialize our products, technologies and methods. We also have patent applications pending in several foreign jurisdictions. We anticipate filing additional patent applications both in the United States and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	if our issued patents will be valid or enforceable;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.
Even issued patents may later be found unenforceable, or be restricted or invalidated in proceedings instituted by third parties before various patent offices and courts. Changes in either the patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value of our intellectual property. We are therefore unable to predict the scope of any patent claims in our or in third-party patents that may be issued or may be enforceable.
To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements with our employees, consultants and advisors. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.
A dispute regarding the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be costly and result in delays in our commercialization activities. Our success depends, in part, on our ability to operate without infringing on or misappropriating the property rights of others.
Any legal action claiming damages or seeking to enjoin commercial activities relating to the affected products, methods, and processes could require us to obtain a license to continue to use, manufacture or market the affected products, methods or processes, which may not be available on commercially reasonable terms, if at all, or could prevent us from making, using or selling the subject matter claimed in patents held by others and subject us to potential liability damages or could consume a substantial portion of our managerial and financial resources whether we win or lose.
Risks Related to our Participation in the Biodiesel Industry
Increases in the construction of biodiesel production plants may cause excess biodiesel production capacity in the market. Excess capacity may adversely affect the price at which we are able to sell the biodiesel that we produce and may also adversely affect our anticipated results of operation and financial condition.
In 2006, only 200 million gallons of biodiesel were produced in the United States. According to the National Biodiesel Board, as of January 31, 2007, there is a reported 864 MMgpy of biodiesel production capacity in the United States, with another 1.7 billion gallons per year under construction (for a total of 2,564 MMgpy) (see
http://www.biodiesel.org/pdf_files/fuelfactsheets/Production_Capacity.pdf).
With such an increase in biodiesel production capacity in the United States, compared to historical biodiesel production levels, there is risk that there will be a significant amount of excess biodiesel production capacity, thereby resulting in significant price competition and the closure of less competitive biodiesel facilities. Although this existing and pending capacity growth is very large compared to historical biodiesel production levels, we believe that the market will purchase as much biodiesel as is available, so long as the prices for biodiesel (net of the impact of tax credits and other similar incentives) are competitive with those of petrodiesel.

Our anticipated results of operations, financial condition and business outlook will be highly dependent on commodity prices and the availability of supplies, both of which are subject to significant volatility and uncertainty.
Our operating results will be substantially dependent on commodity prices, especially prices for biodiesel and petroleum diesel, as well as feedstock, equipment and materials used in the construction and operation of our biodiesel production plants. As a result of the volatility of the prices and the scarcity of these items, our results may fluctuate substantially, and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply biodiesel or purchase feedstock or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time, and these activities also involve substantial risks.
The price of feedstock is influenced by market demand, weather conditions, animal processing and rendering plant decisions, factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. The principal feedstocks for biodiesel currently are soybean oil, palm oil and canola/rapeseed oil and are the feedstocks most susceptible to price risk due to market demand. Factors affecting crop yield and planting decisions include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of feedstock is difficult to predict.
Any event that tends to negatively affect the supply of feedstock, such as increased demand, adverse weather or crop disease, could increase feedstock prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages. Such a shortage could require us to suspend operations until feedstock is available at economical terms, which would have a material adverse effect on our business, anticipated results of operations and financial condition. The price we pay for feedstock at a facility could increase if an additional multi-feedstock biodiesel production plant is built in the same general vicinity or if alternative uses are found for lower cost feedstock.
Biodiesel fuel is a commodity whose price is determined based in part on the price of petroleum diesel, world demand, supply and other factors, all of which are beyond our control. World prices for biodiesel fuel have fluctuated widely in recent years. We expect that prices will continue to fluctuate in the future. Price fluctuations will have a significant impact upon our revenue, the return on our investment in biodiesel production plants and our general financial condition. Price fluctuations for biodiesel fuel may also impact the investment market and our ability to obtain investor capital. Although market prices for biodiesel fuel rose to near-record levels during 2005, there is no assurance that these prices will remain at current levels. Future decreases in the prices of biodiesel or petroleum diesel fuel may have a material adverse effect on our financial condition and anticipated results of operations.
We also use other raw materials such as methanol and sodium hydroxide, which are commodities and subject to price fluctuations and supply uncertainty. If the availability or the cost of these raw materials changes significantly, our production volume or cost to produce biodiesel could be affected.
Both supply and demand in the United States biodiesel industry are highly dependent upon federal and state legislation.
The production of biodiesel is made significantly more competitive by federal and state tax incentives. The federal excise tax incentive program for biodiesel was originally enacted as part of the JOBS Act but is scheduled to expire on December 31, 2008. This program provides blenders, generally distributors, with a one cent tax credit for each percentage point of virgin vegetable oil-derived biodiesel blended with petroleum diesel. For example, distributors that blend virgin soybean-derived biodiesel with petroleum diesel into a B20 blend biodiesel would receive a 20 cent per gallon excise tax credit. The program also provides blenders of recycled oils, such as yellow grease from restaurants, with a one-half cent tax credit for each percentage point of recycled oil-derived biodiesel blended with petroleum diesel. For example, distributors that blend recycled oil-derived biodiesel with petroleum diesel into a B20 blend biodiesel would receive a 10 cent per gallon excise tax credit. In addition, approximately 31 states provide mandates, programs and other incentives to increase biodiesel production and use, such as mandates for fleet use or for overall use within the state, tax credits, financial grants, tax deductions, financial assistance, tax exemptions and fuel rebate programs. These incentives are meant to lower the end-users’ cost of biodiesel in comparison to petroleum diesel. Currently, we plan to sell the biodiesel we produce to blenders that blend their biodiesel blend with petroleum diesel and therefore we expect to receive a price from our biodiesel purchasers that includes the $1.00 excise tax credit. The elimination or significant reduction in the federal excise tax incentive program or state incentive programs benefiting biodiesel could adversely affect our anticipated results of operations and financial condition.
Reductions in support of biodiesel from government, consumer or special interest groups could adversely impact our business plan and our anticipated results of operation and financial condition.
Federal and state governments in the United States and governments abroad have implemented incentives and mandates in support of biodiesel. Similarly, there has been support from consumers and special interest groups, such as agricultural and environmental groups. Support has even come from the petroleum industry itself, such as BP’s (formerly known as British Petroleum) “beyond petroleum” marketing campaign, and the automobile industry, such as General Motors’ “live green, go yellow” flex-fuel ethanol marketing campaign. The loss of these incentives, including the failure to renew incentives that terminate, could adversely affect our anticipated results of operations and financial condition.
We may be unable to effectively compete in the biodiesel industry.
In many instances, our competitors and potential competitors have, or will have, substantially greater financial, technical, research, and other resources and larger, more established marketing, sales, distribution, and service organizations than we have. Moreover, competitors may have longer operating histories and greater credit worthiness (i.e., in competing for feedstock) than we have, and competitors may offer discounts as a competitive tactic. Our competitors may succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products, or that would render our technologies and products obsolete. Also, we may not have the financial resources, technical expertise, or marketing, distribution, or support capabilities to compete successfully in the future.
We anticipate that competition for the licensing of biodiesel reactors will come primarily from companies that offer competing novel biodiesel production technologies. To compete effectively in licensing biodiesel production technology, we will need to demonstrate the advantages of our STT® Reactor over well-established, traditional chemical reactors, as well as novel technologies and systems. We will also experience competition from other producers of biodiesel.
Our ability to succeed as a biodiesel production company will depend, to a large extent, on our ability to compete for, and obtain, feedstock, obtaining suitable properties for constructing biodiesel production plants and sales of biodiesel and related products. Competition will likely increase as energy prices on the commodities market, including biodiesel and petrodiesel, rise as they have in recent years. This increased competition may also have an adverse impact on our ability to obtain additional capital from investors.
A substantial reduction in crude petroleum oil prices could have an adverse impact on our contemplated business plan by making biodiesel fuel relatively more expensive compared to petrodiesel. Were such a reduction to occur, it would likely adversely affect our anticipated results of operation and financial condition.
With the current elevated prices compared to historical prices of crude petroleum oil, and by extension, petrodiesel, biodiesel can be produced for a cost that is economically practical when compared to the cost to produce petrodiesel. However, if the price of crude petroleum oil should drop substantially, this could have a material adverse effect on the entire biodiesel industry and us.

Risks Related to Investment in our Common Stock
The public market for our common stock is volatile.
Our common stock is currently quoted for trading on the OTC Bulletin Board and since the closing of our private placement offering in January 2007 the trading price has been volatile. An active public market for the common stock may not be sustained.
The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, including the following:
•	actual or anticipated variations in operating results;

•	the limited number of holders of the common stock, and the limited liquidity available through the OTC Bulletin Board;

•	changes in financial estimates by securities analysts;

•	changes in the economic performance and/or market valuations of other energy companies;

•	the timing and type of financing and related dilution impact on the stockholders;

•	our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales or other transactions involving our capital stock;

•	changes in the market for biodiesel fuel commodities or the capital markets generally, or both;

•	changes in the availability of feedstock on commercially economic terms;

•	changes in the demand for biodiesel fuel, including changes resulting from the expansion of other alternative fuels;

•	changes in the social, political and/or legal climate;

•	announcements of technological innovations or new products available to the biodiesel production industry; and/or

•	announcements by relevant domestic and foreign government agencies related to incentives for alternative energy development programs.
We may not be able to attract the attention of major brokerage firms.
Because we have not yet actively commenced business, or because we became public through a “reverse merger,” security analysts of major brokerage firms may not provide coverage of us. Moreover, brokerage firms may not desire to provide financial advisory services or to conduct secondary offerings on our behalf in the future.
Our common stock may be considered “a penny stock” and may be difficult to sell.
The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions.

The market price of our common stock is less than $5.00 per share and therefore may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the common stock and may affect the ability of investors to sell their shares. In addition, since the common stock is currently traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of the common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.
A significant number of our shares will be eligible for sale, and their sale could depress the market price of our common stock.
Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market pursuant to Rule 144, the supply of common stock will increase, which could decrease the price of our common stock. Some or all of the shares of common stock not registered on the Registration Statement on Form SB-2, as amended (the “Registration Statement”), may be resold from time to time in the open market pursuant to Rule 144. In general, a person who has held restricted shares for a period of one year may, upon filing with the SEC a notification on Form 144, sell into the market shares of common stock in an amount equal to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks prior to such sale. Such sales may be repeated once every three months, and any of the restricted shares may be sold by a non-affiliate after they have been held for two years. Substantially all of the former shareholders of Kreido Laboratories have entered into lock-up agreements pursuant to which they have agreed to not sell the company shares issued to them in the Merger for a period of 12 months following the merger date of January 12, 2007.
Our principal stockholders will have significant voting power and may take actions that may not be in the best interests of other stockholders.
Our officers, directors, principal stockholders, their affiliates and other related persons control a significant percentage of the outstanding shares of common stock. If these stockholders act together, they will be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the common stock. This concentration of ownership may not be in the best interests of all our stockholders.
Investors should not anticipate receiving cash dividends on our common stock.
We have never declared or paid any cash dividends or distributions on our common stock. We currently intend to retain future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.
Wrongful acts of our former counsel may expose the Company to investor claims under the securities laws and gives rise to Company claims against those associated with the wrongdoing.
On February 28, 2007, we announced that we have conducted an inquiry concerning the improper transfer of shares of our common stock without a restrictive legend to two brokerage accounts controlled by Louis Zehil, a former partner of McGuireWoods, the law firm that represented us in a private offering of company stocks in January 2007. As part of the 18,518,519 unit private offering, a total of approximately 1.5 million units of common stock and common stock purchase warrants were sold to the two private financial entities controlled by Mr. Zehil. The SEC has commenced an enforcement action against Mr. Zehil and U.S. Department of Justice in pursuing criminal proceedings against Mr. Zehil. We have learned that approximately 81,480 shares of common stock were sold in the public markets by the two private financial entities at the direction of Mr. Zehil in January and early February of this year. These sales were done without our consent or knowledge and in violation of the terms of purchase and purchase covenants, and the representations and warranties on which we relied in satisfying the requirements of the private placement exemption of Regulation D under the Securities Act. We do not anticipate reacquiring any of the 81,480 shares. The high and low trading prices of our common stock during the period that the 81,480 shares were sold were $2.43 and $1.57, respectively. Based upon this range, were we requested by purchasers to reacquire such shares, the aggregate maximum cost to us would be less than $200,000. The remaining 1.4 million shares and the warrants to purchase 1,481,480 shares of common stock are under the control of a court-appointed receiver who has recently filed a report with the court soliciting persons with claims against the two private financial entities to submit those claims. We are evaluating our claims against the two private financial entities, Mr. Zehil and his former law firm and we expect to pursue our claims against the private financial entities, Mr. Zehil and his former law firm in the near future. There is no assurance that we will be able to recover on our various claims. Further, we may incur significant costs resulting from our investigation of this matter, any legal proceedings that we may initiate as a result of our investigation and our cooperation with government authorities. We may not be adequately indemnified for, or otherwise be able to recover, such costs.
We may not be able to continue as a going concern.
Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have a history of operating losses that are likely to continue in the future. We have included an explanatory paragraph in Note 3 of our Annual Report on Form 10-KSB as amended by Form 10-KSB/A, to the effect that our significant losses from operations and our dependence on financing provides substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.
Our operations must begin to provide sufficient revenues to improve our working capital position. Additionally, we will require additional capital to construct our planned biodiesel facilities. If we are unable to obtain additional capital we may not be able to continue as a going concern.
FORWARD LOOKING STATEMENTS
This prospectus contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks described in this section, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.
Those forward-looking statements also involve certain risks and uncertainties. Factors, risks and uncertainties that could cause or contribute to such differences include those specific risks and uncertainties discussed above. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.
WHERE YOU CAN FIND MORE INFORMATION
You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.
We file Form 8-K reports and other information with the SEC as is required by the Exchange Act. You may read and copy any reports, statements or other information we have filed at the SEC’s Public Reference Room at 100 F

Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our filings are also available on the Internet at the SEC’s website at http:\\www.sec.gov.
USE OF PROCEEDS
The shares being registered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders.
DILUTION
Because any selling stockholders who offer and sell shares covered by this prospectus may do so at various times, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, we have not included in this prospectus information about the dilution (if any) to the public arising from these sales.
SELLING STOCKHOLDERS
The following table identifies the selling stockholders and indicates (i) the nature of any material relationship that such selling stockholder has had with us for the past three years, (ii) the number of shares and shares subject to options held by the selling stockholders, (iii) the amount to be offered for each of the selling stockholder’s account, and (iv) the percentage of outstanding shares of the common stock in our capital to be owned by each selling stockholder after the sale of the shares offered by them pursuant to this offering. The selling stockholders are not obligated to sell the shares offered in this prospectus and may choose not to sell any of the shares or only a part of the shares that they receive. Securities and Exchange Commission, or the SEC, rules require that we assume that the selling stockholders sell all of the shares offered with this prospectus.
Under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any person engaged in a distribution of the shares offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable “cooling off” periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

							Percentage of Shares
	Number of Shares		Number of Shares				Beneficially Owned[3]
	Beneficially		Subject to		Shares Being		Before	After
Selling Stockholder	Owned[1]		Options[2]		Registered		Offering	Offering

G.A. Ben Binninger[4]	760,683	[5]	1,408,848	[6]	1,508,848	[7]	1.44	*
John M. Philpott[8]	81,250	[9]	150,000	[10]	150,000	[11]	*	*
Philip Lichtenberger[12]	861,500	[13]	850,781	[14]	1,148,419	[15]	1.62%	*
Alan McGrevy[16]	726,663	[17]	850,781	[18]	1,013,582	[19]	1.37%	*
Larry Sullivan[20]	65,625	[21]	175,000	[10]	175,000	[22]	*	*
Richard Redoglia[23]	2,500	[24]	25,000	[25]	25,000	[25]	*	*
Multi Tolaney[26]	2,500	[27]	25,000	[25]	25,000	[25]	*	*
Betsy Wood Knapp[28]	4,813,809	[29]	25,000	[25]	25,000	[25]	9.16	9.12
David Nazarian[30]	15,326,295	[31]	25,000	[25]	25,000	[25]	29.18	29.13
David Mandel[32]	3,738,049	[33]	25,000	[25]	25,000	[25]	7.12	7.07

*	Less than 1%

[1]	Represents shares owned beneficially by each of the selling stockholders identified above. This figure includes shares underlying options and warrants held by each of the selling stockholders that may be exercisable as of, or within 60 days after the date of, this prospectus, but does not include any shares underlying those options that cannot be exercised within that period.

[2]	Includes shares of our common stock underlying options granted to each of the selling stockholders identified above, whether or not exercisable as of, or within 60 days of, the date of this prospectus.

[3]	Based on 52,522,202 shares outstanding as of January 16, 2008.

[4]	Mr. Binninger is one of our directors and has been our Chief Executive Officer and President since July 2007. Mr. Binninger became a director of Kreido Biofuels, Inc. on January 12, 2007.

[5]	Number of shares beneficially owned includes (a) 33,848 shares of common stock underlying options awarded under the 1997 Program, (b) 400,000 shares of common stock underlying options awarded under the 2006 Plan, (c) 226,835 shares of common stock underlying warrants, all of which are exercisable within 60 days of January 16, 2008, and (d) 100,000 shares of restricted common stock awarded under the 2006 Plan.

[6]	Includes (a) 33,848 shares of common stock underlying options awarded under the 1997 Program, all of which are vested, (b) 125,000 shares of common stock underlying options awarded under the 2006 Plan of which 50,000 shares were vested July 27, 2007, the date of grant, 50,000 shares vest on in four monthly installments at the end of each month beginning in August 2007, provided Mr. Binninger is then serving as our Chief Executive Officer as of such month-end, and 12,500 shares vest on each of April 15, 2008 and October 15, 2008 provided that Mr. Binninger is then serving either as an officer or a director of our company and (c) 1,250,000 shares of common stock underlying options awarded under the 2006 Plan of which 100,000 shares were vested December 10, 2007, the date of grant, 100,000 shares vest on in eleven monthly installments at the end of each month beginning in January 2008 and the final 50,000 shares vest on December 10, 2008.

[7]	Includes (a) 33,848 shares of common stock underlying options awarded under the 1997 Program, (b) 125,000 shares of common stock underlying options awarded under the 2006 Plan on July 27, 2007, (c) 1,250,000 shares of common stock underlying options awarded under the 2006 Plan on December 10, 2007 and (d) 100,000 shares of restricted common stock awarded under the 2006 Plan.

[8]	Mr. Philpott has been our Chief Financial Officer since July 2007. Mr. Philpott initially joined us on March 19, 2007 as Vice President and Chief Accounting Officer.

[9]	Number of shares beneficially owned includes 56,250 options to purchase common stock of which are exercisable within 60 days as of January 16, 2008 and 25,000 shares of common stock.

[10]	All of the options held were awarded under the 2006 Plan and vest in eight quarterly installments commencing on June 30, 2007.

[11]	Consists of 150,000 shares of common stock underlying options awarded under the 2006 Plan.

[12]	Mr. Lichtenberger has been our Chief Operating Officer since July 2007. He has served as Executive Vice President and Chief Operating Officer of Kreido Labs since 1997 and was appointed as Senior Vice President of Operations and Chief Financial Officer of our company on January 12, 2007.

[13]	Number of shares beneficially owned includes (a) 296,002 shares of restricted stock, (b) 255,737 shares of common stock underlying options awarded under the 1997 Program, (c) 308,125 shares of common stock underlying options awarded under the 2006 Plan and (d) 1,636 shares of common stock underlying warrants, all of which are exercisable within 60 days of January 16, 2008.

[14]	Includes (a) 270,781 shares of common stock underlying options awarded under the 1997 Program, of which 1/36 vest each month over a three year period commencing on April 17, 2005 and (b) 580,000 shares of common stock underlying options awarded under the 2006 Plan of which 145,000 were vested on the date of grant, April 4, 2007, with the remainder vesting in eight quarterly installments commencing on June 30, 2007.

[15]	Includes (a) 296,002 shares of restricted stock, (b) 270,781 shares of common stock underlying options awarded under the 1997 Program, (c) 580,000 shares of common stock underlying options awarded under the 2006 Plan, and (d) 1,636 shares of common stock underlying warrants.

[16]	Mr. McGrevy has served as Vice President of Engineering for Kreido Labs since 2000 and joined Kreido Biofuels, Inc. in the same capacity on January 12, 2007

[17]	Number of shares beneficially owned includes (a) 162,801 shares of restricted stock, (b) 255,737 shares of common stock underlying options awarded under the 1997 Program, and (c) 308,125 shares of common stock underlying options awarded under the 2006 Plan, all of which are exercisable within 60 days of January 16, 2008.

[18]	Includes (a) 270,781 shares of common stock underlying options awarded under the 1997 Program, of which 1/36 vest each month over a three year period commencing on April 17, 2005 and (b) 580,000 shares of common stock underlying options awarded under the 2006 Plan of which 145,000 were vested on the date of grant, April 10, 2007, with the remainder vesting in eight quarterly installments commencing on June 30, 2007.

[19]	Includes (a) 162,801 shares of restricted stock, (b) 270,781 shares of common stock underlying options awarded under the 1997 Program and (c) 580,000 shares of common stock underlying options awarded under the 2006 Plan.

[20]	Mr. Sullivan has been our Chief Technology Officer since April 2007.

[21]	Number of shares beneficially owned includes 65,625 options to purchase common stock which are exercisable within 60 days as of January 16, 2008.

[22]	Consists of 175,000 shares of common stock underlying options awarded under the 2006 Plan.

[23]	Mr. Redoglia has been one of our directors since July 27, 2007.

[24]	Includes shares issued to Mr. Redoglia upon his election as a director as provided in our Outside Director Compensation Program.

[25]	Includes shares of common stock underlying options awarded under the 2006 Plan as provided for in our Outside Director Compensation Program, which options vest one-half (50%) upon the six month anniversary of the date of grant and one-half (50%) upon the one year anniversary of the date of grant, provided the option-holder is then serving as a director of our Company.

[26]	Mr. Tolaney has been one of our directors since July 27, 2007.

[27]	Includes shares issued to Mr. Tolaney upon his election as a director as provided in our Outside Director Compensation Program.

[28]	Ms. Knapp has been one of our directors and chair of our board of directors since January 12, 2007.

[29]	Includes (a) 4,592,331 shares of common stock and (b) warrants to purchase 218,978 shares of common stock beneficially owned by Ms. Knapp and held of record by Knapp Trust u/t/a 7/1/2004, of which Cleon T. Knapp and Betsy Wood Knapp are the trustees, and (c) 2,500 shares issued to Ms. Knapp on July 27, 2007 as a director as provided in our Outside Director Compensation Program .

[30]	Mr. Nazarian has been one of our directors since October 31, 2007.

[31]	Includes (a) 12,795,377 shares of common stock, and (b) warrants to purchase 2,528,418 shares of common stock beneficially owned by Smart Technology Ventures, through its affiliated venture funds, and certain Nazarian family trusts, and (c) 2,500 shares issued to Mr. Nazarian upon his election as a director as provided in our Outside Director Compensation Program. Mr. Nazarian serves as general partner of a number of venture funds affiliated with Smart Technology Ventures.

[32]	Mr. Mandel has been one of our directors since October 31, 2007.

[33]	Includes (a) 3,515,457 shares of common stock, and (b) warrants to purchase 220,092 shares of common stock beneficially owned by Mr. Mandel and his family, and (c) 2,500 shares issued to Mr. Mandel upon his election as a director as provided in our Outside Director Compensation Program.
The information provided in the table above with respect to the selling stockholders has been obtained from each of the selling stockholders. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by each selling stockholder after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which he provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.
PLAN OF DISTRIBUTION
The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. We will not receive any of the proceeds from this offering. The term “selling stockholders” includes the selling stockholders named in the table above and any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at fixed prices and under terms then prevailing or at prices related to the then current market price or determined in negotiated transactions. Our common stock is quoted on the OTC Bulletin Board. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions; and

•	in option transactions.
In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. There is no assurance that the selling stockholders will sell all or a portion of the shares being offered hereby.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling stockholders who are deemed to be “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including but not limited to, liabilities under Sections 11, 12 and 17 of the Securities Act.
The selling stockholders and any other persons participating in such distributions may also be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M. Regulation M may limit the timing of purchases and sales of shares by the selling stockholders and any other persons and may restrict, for a period of up to five business days prior to the commencement of the distribution, the ability of any person engaged in a distribution of shares of our common stock to engage in market-making activities with respect to these shares. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
To comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

At the time a particular offer of shares is made, if required, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the name of any selling stockholder, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
We will bear all costs, expenses and fees in connection with the registration of the shares of common stock covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares of common stock. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
EXPERTS
Our financial statements as of December 31, 2006 and the period from inception (January 13, 1995) through December 31, 2006 incorporated by reference from our Form 10-KSB/A filed with the SEC on June 27, 2007 have been audited by Vasquez & Company LLP, independent accountants, as set forth in its report accompanying the financial statements and are included herein in reliance upon the report.
LEGAL MATTERS
The validity of the shares being offered by this prospectus will be passed upon for us by DLA Piper US, LLP.
INCORPORATION OF DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Exchange Act:
•	Our Annual Report on Form 10-KSB, filed on April 4, 2007 as amended by Form 10-KSB/A, filed on June 27, 2007;

•	Our Quarterly Reports on Form 10-QSB filed on May 17, 2007, August 14, 2007 and November 14, 2007;

•	Our Quarterly Reports on Form 10-QSB/A filed on June 27, 2007;

•	Current Reports on Form 8-K filed with the SEC on April 10, 2007, April 16, 2007, May 2, 2007, June 6, 2007, June 14, 2007, June 25, 2007, June 27, 2007, June 28, 2007, July 30, 2007, September 12, 2007, November 5, 2007 and December 13, 2007; and

•	Current Report on Form 8-K/A filed with the SEC on June 15, 2007.
Also incorporated by reference into this prospectus are all documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the shares covered by this prospectus. These documents include periodic reports, such as annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K, as well as proxy statements. Unless expressly incorporated into this registration statement, a report furnished to the SEC on Form 8-K under the Exchange Act shall not be incorporated by reference into this registration statement. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.
If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents are available from us without charge, excluding all exhibits not specifically incorporated by reference into this prospectus. You may request a copy of these documents by writing or telephoning us at the following address:
Investor Relations
Kreido Biofuels, Inc.
1070 Flynn Road
Camarillo, California 93012
(805) 389-3499
You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
The SEC allows us to “incorporate by reference” information into this registration statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this registration statement, except for any information superseded by information in this registration statement.
The following documents filed by our company with the SEC are incorporated herein by reference:
•	Our Annual Report on Form 10-KSB, filed on April 4, 2007 as amended by Form 10-KSB/A, filed on June 27, 2007;

•	Our Quarterly Reports on Form 10-QSB filed on May 17, 2007, August 14, 2007 and November 14, 2007;

•	Our Quarterly Reports on Form 10-QSB/A filed on June 27, 2007;

•	Current Reports on Form 8-K filed with the SEC on April 10, 2007, April 16, 2007, May 2, 2007, June 6, 2007, June 14, 2007, June 25, 2007, June 27, 2007, June 28, 2007, July 30, 2007, September 12, 2007, November 5, 2007 and December 13, 2007; and

•	Current Report on Form 8-K/A filed with the SEC on June 15, 2007.
All reports (other than portions of Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement.
You may read and copy any reports, statements or other information we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our filings are also available on the Internet at the SEC’s website at http://www.sec.gov.
Item 4. Description of Securities.
We are registering an aggregate of 5,475,423 shares of common stock issuable pursuant to the Plans. We are authorized to issue 300,000,000 shares of common stock, 52,522,202 of which were issued and outstanding as of January 16, 2008. Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and vote together in one class, except as required by applicable law. Holders of our common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of shares of our common stock representing a majority of the voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the outstanding shares of the common stock is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the articles of incorporation.

Holders of the common stock are entitled to share equally on a pro rata basis in all dividends that our board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share of common stock will entitle its holder to participate pro rata in all assets that remain after payment of liabilities. Holders of the common stock have no preemptive rights and no conversion rights, and there are no redemption provisions applicable to the common stock.
Item 5. Interests of Named Experts and Counsel.
Not applicable.
Item 6. Indemnification of Directors and Officers.
Section 78.7502 of Nevada Revised Statutes provides as follows with respect to indemnification of directors and officers:
NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.
When indemnification is discretionary, Section 78.751 of Nevada Revised Statutes provides as follows with respect to the authorization required to carry out the indemnification:

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.
Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
(a)	By the stockholders;

(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.
3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
(a)	Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
Article Eleven of our Bylaws provide that we must indemnify any director, officer, employee or agent of our company who becomes a party to an action against expenses including attorney fees, judgments, fines and amounts paid in settlement if that person acted in good faith and reasoned his conduct or action to be in the best interest of our company.
As permitted under Sections 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes, and our Bylaws, our company has entered into separate Indemnity Agreements with each of its officers and directors. Under each Indemnity Agreement, the Company undertakes to obtain and maintain in effect directors’ and officers’ liability insurance under such insurance is not reasonably available or cost prohibitive in comparison to the coverage provided. In addition, each agreement provides for mandatory indemnity coverage for certain third party actions, derivative actions and defense costs in excess of amounts covered by insurance as valid indemnity clause, bylaw or agreement.

Item 7. Exemption from Registration Claimed.
Not Applicable.
Item 8. Exhibits.

Exhibit No.	Description	Reference

4.1	Kreido Laboratories 1997 Stock Compensation Program

4.2	2006 Equity Incentive Plan.	Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2007 (File No. 333-130606).

5.1	Opinion of DLA Piper US, LLP

10.1	Warrant for Philip Lichtenberger

23.1	Consent of DLA Piper US, LLP (included in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (included in signature page)

99.1	Outside Director Compensation Program	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2007 (File No. 333-130606).

99.2	Form of Incentive Stock Option Agreement by and between Kreido Biofuels, Inc. and participants under the 2006 Equity Incentive Plan.	Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2007 (File No. 333-130606).

99.3	Form of Non-Qualified Stock Option Agreement by and between Kreido Biofuels, Inc. and participants under the 2006 Equity Incentive Plan.	Incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2007 (File No. 333-130606).
Item 9. Undertakings.
(a)	We hereby undertake:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act, as amended;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
PROVIDED, HOWEVER, that undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, State of California, on January 23, 2008.

KREIDO BIOFUELS, INC.
By:	/s/ John M. Philpott
John M. Philpott, Chief Financial Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G.A. Ben Binninger and John M. Philpott as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ G.A. Ben Binninger G.A. Ben Binninger	Chief Executive Officer, Director (Principal Executive Officer)	January 23, 2008
/s/ John M. Philpott John M. Philpott	Chief Financial Officer (Principal Accounting Officer)	January 23, 2008
/s/ Betsy Wood Knapp Betsy Wood Knapp	Director	January 23, 2008
/s/ David Mandel David Mandel	Director	January 23, 2008
/s/ David Nazarian David Nazarian	Director	January 23, 2008
/s/ Richard Redoglia Richard Redoglia	Director	January 23, 2008
/s/ Murli Tolaney Murli Tolaney	Director	January 23, 2008

EXHIBIT INDEX

Exhibit No.	Description	Reference

4.1	Kreido Laboratories 1997 Stock Compensation Program

4.2	2006 Equity Incentive Plan.	Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2007 (File No. 333-130606).

5.1	Opinion of DLA Piper US, LLP

10.1	Warrant for Philip Lichtenberger

23.1	Consent of DLA Piper US, LLP (included in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (included in signature page)

99.1	Outside Director Compensation Program	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2007 (File No. 333-130606).

99.2	Form of Incentive Stock Option Agreement by and between Kreido Biofuels, Inc. and participants under the 2006 Equity Incentive Plan.	Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2007 (File No. 333-130606).

99.3	Form of Non-Qualified Stock Option Agreement by and between Kreido Biofuels, Inc. and participants under the 2006 Equity Incentive Plan.	Incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2007 (File No. 333-130606).